Exhibit 99.1

For immediate release

June 24, 2010

Press Release

NWT Uranium Corp.: NWT Uranium Corp. New Board Composition

Toronto, Ontario – NWT Uranium Corp. (TSX-V: NWT; OTCBB: NWURF, Frankfurt: NMV) (“NWT” or “the Company”) is pleased to announce that John Zorbas has been appointed a director of the Company. The new Board composition of the Company is as follows:

      Mr John P. Lynch, Chairman and CEO
      Mr Anton G. Esterhuizen, Non-Executive Director
      Mr David Subotic, Non-Executive Director
      Mr John Zorbas, Executive Director
Contact and Information

Nadir Mirza, Investor Relations
Tel.: (416) 504-3978
nmirza@nwturanium.com
www.nwturanium.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.